July 30, 2010

VIA EDGAR CORRESPONDENCE AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-4720

Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Investors Title Company
Form 10-K for the fiscal year ended December 31, 20091 Filed March 15, 2010 File No. 0-11774

Dear Mr. Rosenberg:

We provide below responses to the Staff’s comment letter dated July 9, 2010 with respect to the above-referenced filing.  Because both of the Staff’s comments relate to the Company’s disclosures under the subheading “Valuation Techniques” in Note 3 to the Consolidated Financial Statements appearing in the above-referenced filing, we provide a complete revision of that subsection in response to both comments.  The revision appears below the full reproduced text of both comments, and we anticipate that similar changes in disclosure will be made in applicable future filings.

Unless the context requires otherwise, references to we, our, us and the Company in the responses below refer to Investors Title Company.

Form 10-K for the fiscal year ended December 31, 2009

Notes to Consolidated Financial Statements
3.  Investments in Securities
Valuation Techniques, page 46

1.
You disclose that you use pricing services in determining fair values. Consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

1 Although the Staff’s comment letter referenced the Company’s Form 10-K for the fiscal year ended December 31, 2010, we presume the Staff meant its Form 10-K for the fiscal year ended December 31, 2009.

Jim B. Rosenberg
U.S. Securities & Exchange Commission
July 30, 2010

●	The nature and amount of assets you valued using prices you obtained from pricing services, along with the classification in the fair value hierarchy;

●	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

●	Whether, and if so, how much and why you and/or your asset class specialists for your portfolio manager adjusted quotes or prices you obtained from brokers or values obtained by other methodologies;

●	Whether the broker quotes are binding or non-binding; and

●
The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820 Fair Value Measurements and Disclosures, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

2.
Please disclose and quantify the inputs used in your discounted cash flow model to value your student loan auction rate securities that are “unobservable in the market and significant.” Please also disclose the credit rating of the auction rate securities, the name of the government-sponsored enterprises that have guaranteed these securities and how much each enterprise has guaranteed.

Response:

In response to both of the Staff’s comments, we anticipate including disclosure substantially similar to the following in applicable future filings:

Valuation Techniques.  A financial instrument’s classification within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement—consequently, if there are multiple significant valuation inputs that are categorized in different levels of the hierarchy, the instrument’s hierarchy level is the lowest level (with Level 3 being the lowest level) within which any significant input falls.

The Level 1 category includes equity securities that are measured at fair value using quoted active market prices.

The Level 2 category includes fixed maturity investments such as corporate bonds, U.S. government and agency bonds and municipal bonds.  Their fair value is principally based on market values obtained from a third party pricing service.  Factors that are used in determining their fair market value include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data.  The Company receives one quote per security from the pricing service, although as discussed below, the Company does consult other price resources when confirming that the prices it obtains reflect the fair values of the instruments in accordance with ASC 820, Fair Value Measurements and Disclosures.  Generally, quotes obtained from the pricing service for instruments classified as Level 2 are not adjusted and are not binding.  As of December 31, 2009 and 2008, the Company did not adjust any Level 2 fair values.

Jim B. Rosenberg
U.S. Securities & Exchange Commission
July 30, 2010

A number of the Company’s investment grade corporate bonds are frequently traded in active markets, and trading prices are consequently available for these securities.  However, these securities were classified as Level 2 because the third party pricing service from which the Company has obtained fair values for these instruments uses valuation models which use observable market inputs in addition to traded prices.  Substantially all of the input assumptions used in the service’s model are observable in the marketplace or can be derived or supported by observable market data.

The Level 3 category only includes the Company’s investments in student loan auction rate securities (“ARS”) because quoted prices were unavailable due to the failure of auctions.  Some of the inputs to this model are unobservable in the market and are significant—therefore, the Company utilizes another third party pricing service to assist in the determination of fair market value of these securities.  That service uses a proprietary valuation model that considers factors such as the following: the financial standing of the issuer; reported prices and the extent of public trading in similar financial instruments of the issuer or comparable companies; the ability of the issuer to obtain required financing; changes in the economic conditions affecting the issuer; pricing by other dealers in similar securities; time to maturity; and interest rates.  The following table summarizes some key assumptions the service uses to determine fair value:

	2009	2008
Cumulative probability of earning maximum rate until maturity	0.00-0.10%	0.00-15.10%
Cumulative probability of principle returned prior to maturity	90.75-98.6%	84.90-100%
Cumulative probability of default at some future point	1.38-9.18%	0.00%

Based upon these inputs and assumptions, the pricing service provides a range of values to the Company for its ARS.  The Company records the fair value based on the midpoint of the range, and believes that this valuation is the most reasonable estimate of fair value.  In 2009 and 2008, the difference in the low and high values of the ranges was approximately three percent of the carrying value of the Company’s ARS.

The credit quality of the ARS the Company holds is high and comprised entirely of student loan ARS.  All are investment grade and have a rating of AAA with at least one national rating service. The par value of the ARS bonds was $10,950,000 and $8,450,000 as of December 31, 2009 and 2008, respectively, with approximately 87% and 84% as of December 31, 2009 and 2008, respectively, guaranteed by the U.S. Department of Education.

Jim B. Rosenberg
U.S. Securities & Exchange Commission
July 30, 2010

To help ensure fair value determinations are consistent with ASC 820, Fair Value Measurements, prices from our pricing services go through multiple review processes to ensure appropriate pricing.  Pricing procedures and inputs used to price each security include, but are not limited to the following: unadjusted quoted market prices for identical securities such as stock market closing prices; non-binding quoted prices for identical securities in markets that are not active; interest rates; yield curves observable at commonly quoted intervals; volatility; prepayment speeds; loss severity; and credit risks and default rates.  The Company reviews the procedures and inputs used by its pricing services, and it also verifies a sample of the services’ quotes by comparing them to values obtained from other pricing resources.  In the event the Company disagrees with a price provided by its pricing services, the service reevaluates the price to corroborate the market information and then reviews inputs to the evaluation in light of potentially new market data.  The Company believes that these processes and inputs result in appropriate classifications and fair values consistent with ASC 820.

The following table sets forth the nature and amount of financial instruments we have valued using prices obtained from pricing services, along their classification in the fair value hierarchy:

As of December 31, 2009	Level 1	Level 2	Level 3	Total
Common Stocks and nonredeemable preferred stocks	11,854,301			11,854,301
Obligations of states and political subdivisions*		66,658,347	6,350,695	73,009,042
Corporate Debt Securities*		12,045,044	3,747,100	15,792,144
	11,854,301	78,703,391	10,097,795	100,655,487

As of December 31, 2008	Level 1	Level 2	Level 3	Total
Common Stocks and nonredeemable preferred stocks	9,965,297			9,965,297
Obligations of states and political subdivisions*		67,308,934	6,701,662	74,010,596
Corporate Debt Securities*		12,802,646	895,258	13,697,904
	9,965,297	80,111,580	7,596,920	97,673,797

* Denotes fair market value from pricing service

* * * * *

Jim B. Rosenberg
U.S. Securities & Exchange Commission
July 30, 2010

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (919) 968-2200.  Thank you.

Sincerely,

INVESTORS TITLE COMPANY

By:	/s/ James A. Fine, Jr.
James A. Fine, Jr.
President, Treasurer and Chief Financial Officer